SUPPLEMENT DATED December 30, 2005	Rule 424(b)(3)
(To Prospectus dated December 14, 2005)	Registration No. 333—128785

UNIVERSAL GUARDIAN HOLDINGS, INC.

1,369,862 COMMON SHARES

(Prospectus dated December 14, 2005)

The section captioned “Registration Rights” contained in the prospectus is revised to read as follows to reflect the declaration of effectiveness of this prospectus:

REGISTRATION RIGHTS

Included in this prospectus are 432,174 common shares potentially issuable to Monarch Pointe Fund, Ltd. (“Monarch”) upon the exercise of 4,250 series ‘B’ preferred shares granted to it, and (2) 101,688 common shares potentially issuable to Mercator Momentum Fund III, LP (“Mercator Fund III”) upon the exercise of 1,000 series ‘B’ preferred shares granted to it.  These securities were purchased by Monarch and Mercator Fund for the aggregate sum of $525,000 on August 17, 2005 as part of a single private placement.  As part of that transaction, we paid to Mercator Advisory Group, LLC (“MAG”), as investment advisor for the purchasers, the sum of $12,000 in cash to cover due diligence and legal fees.

The 432,174 common shares issuable to Monarch consist of 388,981 common shares which would ordinarily be issued upon conversion, plus an additional 43,193 common shares issuable upon conversion in the event of a default in our obligations under the subscription agreement.  The 101,688 common shares issuable to Mercator Fund III consist of 91,525 common shares which would ordinarily be issued upon conversion, plus an additional 10,163 common shares issuable upon conversion in the event of a default in our obligations under the subscription agreement.  For a description of the events of default, see that section of this Prospectus captioned “Description Of Equity Securities—Series ‘B’ Preferred Shares”.  Notwithstanding the foregoing, the subscription agreement and the certificate of designation creating the series ‘B’ preferred shares provide that the aggregate number of common shares into which Monarch and Mercator Fund III can convert the series ‘B’ preferred shares, after taking into consideration all other shares held by Monarch, Mercator Fund III or their affiliates, cannot exceed more than 9.99% of our outstanding common shares as determined under Section 13(d) of the Exchange Act.  As a result of these provisions, Monarch and Mercator Fund III each disclaim beneficial ownership in excess of 9.99% of our outstanding common shares.

As part of the transaction, we agreed to file a registration statement with the SEC to register the common shares issuable upon the conversion of the series ‘B’ preferred shares.  We further agreed to pay liquidated damages in the amount of $175 per day through August 17, 2006 with respect to (1) our failure to file the aforesaid registration statement on or before October 3, 2005 (45 days after the closing) and until such time as the registration statement is filed, (2) our failure to cause the registration statement to be declared effective on or before December 31, 2005 (90 days after the filing of the registration statement) and until such time as the registration statement is declared effective; or (3) our failure to maintain a trading market for our common shares on the OTCBB or any national exchange or market and until such time as trading recommences.  We further agreed to keep the registration statement of which this prospectus forms a part continuously effective until the earlier of the date that the shares covered by this prospectus may be sold pursuant to Rule 144(k) of the Securities Act without volume limitations and the date that all of the shares registered for sale under this prospectus have been sold.  We filed the registration statement of which this prospectus is a part to satisfy the aforesaid registration obligation with the SEC on October 3, 2005, and the registration statement was declared effective by the SEC on December 29, 2005, thereby incurring no penalty.

The registration rights agreements with Monarch and Momentum Fund III also generally provide for cross-indemnification of the company and the selling shareholders who are a party to such agreements or their respective successors-in-interest and each party’s respective directors, officers and controlling persons against liability in connection with the offer and sale of our common shares, including liabilities under the Securities Act, and to contribute to payments the parties may be required to make in respect thereof.  We have agreed to indemnify the selling shareholders who are a party to such agreements and their respective successors-in-interest to hold them harmless from certain liabilities under the Securities Act.

Under the registration rights agreements with Monarch and Momentum Fund III, our officers, directors and 10% shareholders are precluded from selling their common shares pending the effectiveness of the registration statement.

The selling shareholders under this prospectus other than those described above do not have registration rights.